2
Astwood-Proxy Ballot-029-2003
Sub-Item 77C-Submission of Matters to a Vote of Security Holders


     A Special Meeting of Shareholders of Dreyfus Institutional Preferred Money Market Funds (the "Fund") was held on December 18, 2002, with respect to each series of the Fund. Out of an aggregate total of 9,957,421,677.780 shares with respect to all series entitled to vote at the Meeting, an aggregate total of 5,923,482,568.370 shares were represented at the Meeting, in person or by proxy. Each of the following named persons received the aggregate number of votes at the Meeting, in person or by proxy, set forth opposite their respective names as nominees for election as Board members and were elected to the Fund's Board in addition to the Fund's current Board members, Joseph S. DiMartino, Lucy Wilson Benson and Clifford L. Alexander, to serve until their successors are elected and qualified:


Nominees            Affirmative Votes For    Votes Cast to Withhold
                                             Authority
David W. Burke      5,923,482,568.370
Whitney I. Gerard   5,923,482,568.370        .000
Arthur A. Hartman   5,923,482,568.370        .000
George L. Perry     5,923,482,568.370        .000
                                             .000